UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
QuickLogic Corporation
(Exact name of registrant as specified in its charter)

Delaware	000-22671	77-0188504
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1277 Orleans Drive, Sunnyvale, CA		94089-1138
(Address of principal executive offices)		(Zip Code)

1277 Orleans Drive
Sunnyvale, CA 94089
(Address of principal executive offices) (Zip Code)
Suping (Sue) Cheung
Principal Accounting Officer and Corporate Controller
(408) 990-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2015 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Conflict Minerals Report (the “Report”) of QuickLogic Corporation (“QuickLogic” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015 and attached as Exhibit 1.01 to this Form SD.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals referred to as “Conflict Minerals” are gold, columbite-tantalite (coltan), cassiterite and wolfamite, including their derivatives which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and our Report are the Democratic Republic of Congo (the “DRC”), the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

We develop and market low power customizable semiconductor solutions that enable Original Equipment Manufacturers ("OEMs") to maximize battery life for highly differentiated, immersive user experiences with Smartphone, Wearable, Tablet and Internet-of-Things devices. We deliver these benefits through industry leading ultra-low power customer programmable System on Chip ("SoC") semiconductor solutions, embedded software, and algorithm solutions for always-on voice and sensor processing, and enhanced visual experiences. We are a fabless semiconductor company that provides comprehensive, flexible sensor processing solutions, ultra-low power display bridges, and ultra-low power Field Programmable Gate Arrays, or FPGAs. As a semiconductor company, we have concluded that Conflict Minerals are necessary to the functionality or production of our products.
Our products are manufactured by our industry recognized suppliers in accordance with our specifications. As detailed in our Report, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) reasonably designed to determine if any of these Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Our RCOI primarily consisted of submitting the Conflict Minerals Reporting Template (“CMRT”) prepared by the Conflict Free Sourcing Initiative (“CFSI”), an initiative of the Electronic Industry Citizenship Coalition and Global eSustainability Initiative (“EICC-GeSI”) to the first tier contract manufacturers of our devices in 2015. Responses were reviewed for completeness, reasonableness and consistency, and we routinely followed up with our contract manufacturers for corrections and clarifications. During 2015, we renewed our membership with CFSI, the industry initiative which audits the due diligence activities of smelters and refiners and we contracted with a third party vendor (Source Intelligence) to analyze the CMRTs provided to us. Through our membership in the CFSI, we receive their RCOI data which we also relied upon when reviewing the information provided to us by our first tier contract manufacturers.
We submitted this template to six contract manufacturers which represents 100% of our contract manufacturers. Of these responding contract manufacturers, 100% indicated one or more of the Conflict Minerals as necessary to the functionality or production of the products supplied.
Conflict Minerals Disclosure
This Form SD of the Company is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015.
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://ir.quicklogic.com/sec.cfm.
Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 2 – Exhibits
The following exhibit is filed as part of this report.
Item 2.01 Exhibits.
Exhibit 1.01 – 2015 Conflict Minerals Report of QuickLogic Corporation as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 27, 2016	QuickLogic Corporation

/s/ Suping (Sue) Cheung

Suping (Sue) Cheung Principal Accounting Officer and Corporate Controller

EXHIBIT INDEX

Exhibit No.	Description

1.01	2015 Conflict Minerals Report of QuickLogic Corporation as required by Items 1.01 and 1.02 of this Form.

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